UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 7, 2006
Commission File Number 1-32591
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SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)
_____________________

Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong
China
(Address of principal executive offices)
_____________________

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F	__X__	Form 40-F	_____

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]
Yes	______	No	__X__

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]
Yes	______	No	__X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes	______	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated November 7, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: November 7, 2006	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

Exhibit 1
Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 - 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-482-8777
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN CORPORATION ANNOUNCES DELIVERY OF ADDITIONAL VESSEL

Maersk Merritt Delivered on November 6, 2006

Hong Kong, China, November 7, 2006 - Seaspan Corporation (“Seaspan”) (NYSE: SSW) announced today the delivery of its 19th vessel, the Maersk Merritt, a 4800 TEU containership built in 1989. The vessel was purchased from A.P. Moller Maersk A/S (“APMM”) and will be time chartered back to APMM for five years from delivery. APMM has options to extend the charter by up to four years from the end of the firm charter period.

The Maersk Merritt, formerly named the Mette Maersk, is the first of four sister vessels to be purchased from and chartered back to APMM.

“APMM is the world’s largest container shipping line and we are pleased to add this distinguished company to our customer portfolio,” said Gerry Wang, Chief Executive Officer of Seaspan. “We look forward to growing this relationship as the Maersk Merritt’s three sister vessels are delivered to us in the coming months.”

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan’s fleet of 41 containerships consists of 19 existing containerships and 22 to be delivered over approximately the next three years.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW.”

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

For Investor Relations and Media Inquiries:

Mr. Kevin M. Kennedy
Chief Financial Officer
Seaspan Corporation
Tel. 604-638-2575

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